Mail Stop 4561



							January 5, 2009


By U.S. Mail and Facsimile (312)984-3150

Mr. Douglas M. Hultquist
President and Chief Executive Officer
QCR Holdings, Inc.
3551 7th Street, Suite 204
Moline, Illinois 61265


Re: 	QCR Holdings, Inc.
Preliminary Proxy Statement on Schedule 14A
      File No. 000-22208
      Filed November 26, 2008


Dear Mr. Hultquist:

      We have completed our review of your filing. We have no further comments at this time.



						Sincerely,



						William C. Friar
						Senior Financial Analyst


cc	Joseph Celthaml, Esquire
Barack Ferrazzano Kirschbaum & Nagelberg LLP
200 West Madison Street, Suite 3900
      Chicago, Illinois 60606